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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
GLG Partners, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
37929X 107

(CUSIP Number)
Sage Summit LP
c/o GLG Partners, Inc.
390 Park Avenue, 20th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200
with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	37929X 107	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		161,892,481 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,229,500 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,229,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% of outstanding shares of Common Stock†

14	TYPE OF REPORTING PERSON

PN

*	Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Sage Summit LP may be deemed to have beneficial ownership of these shares. Sage Summit LP disclaims beneficial ownership of these shares, except for the 15,229,500 shares reported in row 11.

†	Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,904,993 shares into which the Exchangeable shares are exchangeable, the percentage would be 5.1%.

SCHEDULE 13D

CUSIP No.	37929X 107	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		161,892,481 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,229,500 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,229,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% of outstanding shares of Common Stock†

14	TYPE OF REPORTING PERSON

CO

*	Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Sage Summit Limited may be deemed to have beneficial ownership of these shares. Sage Summit Limited disclaims beneficial ownership of these shares, except for the 15,229,500 shares reported in row 11.

†	Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,906,993 shares into which the Exchangeable shares are exchangeable, the percentage would be 5.1%.

SCHEDULE 13D

CUSIP No.	37929X 107	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Granite Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		161,892,481 shares[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,229,500 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,229,500 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3% of outstanding shares of Common Stock[2]

14	TYPE OF REPORTING PERSON

CO

[1]	Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mount Granite Limited may be deemed to have beneficial ownership of these shares. Mount Granite Limited disclaims beneficial ownership of these shares, except for the 15,229,500 shares reported in row 11.

[2]	Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,906,993 shares into which the Exchangeable shares are exchangeable, the percentage would be 5.1%.

SCHEDULE 13D

CUSIP No.	37929X 107	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lavender Heights Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		161,892,481 shares[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,153,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,153,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2% of outstanding shares of Common Stock[2]

14	TYPE OF REPORTING PERSON

PN

[1]	Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Lavender Heights Capital LP may be deemed to have beneficial ownership of these shares. Lavender Heights Capital LP disclaims beneficial ownership of these shares, except for the 10,153,000 shares reported in row 11.

[2]	Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,906,993 shares into which the Exchangeable shares are exchangeable, the percentage would be 3.4%.

SCHEDULE 13D

CUSIP No.	37929X 107	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Garnet Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		161,892,481 shares[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,153,000 shares

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,153,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2% of outstanding shares of Common Stock[2]

14	TYPE OF REPORTING PERSON

CO

[1]	Represents an aggregate of 161,892,481 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mount Garnet Limited may be deemed to have beneficial ownership of these shares. Mount Garnet Limited disclaims beneficial ownership of these shares, except for the 10,153,000 shares reported in row 11.

[2]	Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,906,993 shares into which the Exchangeable shares are exchangeable, the percentage would be 3.6%.

Item 1. Security and Issuer.
     This statement relates to shares of common stock, par value $.00001 per share (the “Common Stock”), of GLG Partners, Inc., a Delaware corporation formerly named Freedom Acquisition Holdings, Inc. (the “Company”), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and a subsidiary of the Company (“Exchangeable Shares”). Each Exchangeable Share is exchangeable at any time into one share of Common Stock and upon such exchange one share of Series A Preferred Stock is automatically redeemed for its par value. The holders of Series A Preferred Stock have one vote per share and the right, together with the holders of Common Stock voting as a single class, to vote on the election of the Company’s directors and all other matters requiring stockholder action. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     The Company’s principal executive office is located at 390 Park Avenue, 20th Floor, New York, New York 10022.
Item 2. Identity and Background.
     This statement is being filed jointly by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited. They are hereinafter sometimes collectively referred to as the “Reporting Persons”. Sage Summit Limited is the general partner of Sage Summit LP, and Mount Granite Limited is the managing member of Sage Summit Limited. Mount Garnet is the general partner of Lavender Heights Capital LP. The address of the Reporting Persons is c/o GLG Partners, Inc., 390 Park Avenue, 20th Floor, New York, New York 10022. The name, business address, present principal occupation or employment (including name and address of the corporation or organization in which such employment is conducted) and nationality of each executive officer and director, the name, business address and place of organization of each general partner of the Reporting Persons is set forth in Schedule A to this statement an is incorporated herein by its entirety. All such individuals are citizens of the United States unless otherwise noted in Schedule A.
     By virtue of the Voting Agreement dated as of June 22, 2007 among Sage Summit LP, Lavender Heights Capital LP, Pierre Lagrange, G&S Trustees Limited in its capacity as trustee of the Lagrange GLG Trust, Emmanuel Roman, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, Noam Gottesman, and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust (collectively the “Voting Agreement Parties”) and the Company as to the voting of shares of Common Stock and Series A Preferred Stock, the Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the other Voting Agreement Parties for purposes of the Exchange Act. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act. On the basis of information provided to the Reporting Persons by the other Voting Agreement Parties, the Reporting Persons believe that the other

CUSIP No.	37929X 107	Page 8 of 19 Pages
Voting Agreement Parties are the beneficial owners of an aggregate of 136,509,981 shares of Common Stock representing approximately 45.5% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the other Voting Agreement Parties (including but not limited to accounts or entities under their control) or any other person or entity.
     Pierre Lagrange, Emmanuel Roman and Noam Gottesman are referred to collectively as the “Principals”. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust, and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, are referred to collectively as the “Trustees”.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares beneficially owned by the Reporting Persons were issued in connection with the acquisition by the Company of the outstanding equity interests in GLG Partners LP and certain of its affiliated entities (collectively, “GLG”) on November 2, 2007 pursuant to the Purchase Agreement dated as of June 22, 2007 (the “Acquisition”). As part of the consideration for the Acquisition, Sage Summit LP received an aggregate of 19,800,000 shares of Common Stock, of which 4,570,500 were immediately distributed to its limited partners, and Lavender Heights Capital LP received an aggregate amount of 13,200,000 shares of Common Stock of which 3,047,000 were immediately distributed to its limited partners. The remainder of the consideration paid in the Acquisition was cash and promissory notes.
     Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 6 below, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by the Voting Agreement Parties and the Company. The Reporting Persons have not paid any consideration to the other Voting Agreement Parties in connection with the execution and delivery of the Voting Agreement described in Item 6 below.
Item 4. Purpose of Transaction.
     On November 2, 2007, the Company completed the acquisition of all of the outstanding equity interests in GLG pursuant to the Purchase Agreement dated June 22, 2007 among the Company and the owners of the GLG equity interests. As described in Item 2 above, the consideration for the acquisition of the GLG equity interests owned by the Reporting Persons was a combination of cash, promissory notes and shares of Common Stock.
     By virtue of the Voting Agreement, the Voting Agreement Parties beneficially own shares of Common Stock and Series A Preferred Stock representing approximately 54% of the Company’s voting power. Accordingly, they have the ability to elect the board of directors and thereby control the management and affairs of the Company. The Voting Agreement

CUSIP No.	37929X 107	Page 9 of 19 Pages
Parties will also be able to determine the outcome of all matters relating to requiring stockholder approval (other than those requiring a super-majority vote) and will be able to cause or prevent a change of control of the Company or a change in the composition of the board of directors and could preclude any unsolicited acquisition of the Company.
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 161,892,481 shares (including Exchangeable Securities exchangeable into Common Stock), which are owned directly by the Voting Agreement Parties or over which the Voting Agreement Parties have the power to vote or dispose (the “Subject Shares”). These Subject Shares represent approximately 54.0% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock).
     As of the date hereof, the Reporting Persons have the following interests in the Common Stock:
     Sage Summit LP
(i)	Amount beneficially owned: 15,229,500 shares

(ii)	Percent of class: 6.3% of outstanding shares of Common Stock*

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 161,892,481 shares

(c)	Sole power to dispose or direct the disposition: 15,229,500 shares.

(d)	Shared power to dispose or direct the disposition: -0-
     Sage Summit Limited
(i)	Amount beneficially owned: 15,229,500 shares

(ii)	Percent of class: 6.3% of outstanding shares of Common Stock*

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 161,892,481 shares

* Excludes 58,904,993 shares of Common Stock into which the Exchangeable Shares are exchangeable. Including the 58,904,993 shares into which the Exchangeable shares are exchangeable, the percentage for Sage Summit LP and Sage Summit Limited would be 5.1%.

CUSIP No.	37929X 107	Page 10 of 19 Pages
(c)	Sole power to dispose or direct the disposition: 15,229,500 shares.

(d)	Shared power to dispose or direct the disposition: -0-
     Mount Granite Limited
(i)	Amount beneficially owned: 15,229,500 shares

(ii)	Percent of class: 6.3% of outstanding shares of Common Stock†

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 161,892,481 shares

(c)	Sole power to dispose or direct the disposition: 15,229,500 shares.

(d)	Shared power to dispose or direct the disposition: -0-
     Lavender Heights Capital LP
(i)	Amount beneficially owned: 10,153,000 shares

(ii)	Percent of class: 4.2% of outstanding shares of Common Stock†

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 161,892,481 shares

(c)	Sole power to dispose or direct the disposition: 10,153,000 share.

(d)	Shared power to dispose or direct the disposition: -0-
     Mount Garnet Limited
(i)	Amount beneficially owned: 10,153,000 shares

(ii)	Percent of class: 4.2% of outstanding shares of Common Stock†

(iii)	Number of shares as to which such person has:

† Excludes 58,904,993 shares of Common Stock Common Stock into which the Exchangeable Shares are exchangeable Including the 58,904,993 shares into which the Exchangeable shares are exchangeable, the percentage for Mount Granite Limited, Lavender Heights Capital LP and Mount Garnet Limited would be 5.1%, 3.4% and 3.4% respectively.

CUSIP No.	37929X 107	Page 11 of 19 Pages
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 161,892,481 shares

(c)	Sole power to dispose or direct the disposition: 10,153,000 shares.

(d)	Shared power to dispose or direct the disposition: -0-
     (b) Except as set forth below, none of the Reporting Persons has engaged in any transactions involving Exchangeable Securities or Common Stock during the 60 days prior to the date of this statement.
•	On November 2, 2007, Sage Summit LP acquired 18,800,000 shares of Common Stock, of which 4,570,500 were immediately distributed to its limited partners, and Lavender Heights Capital LP acquired 13,200,000 shares of Common Stock, of which 3,047,000 were immediately distributed to its limited partners, as part of the consideration paid by the Company to acquire their equity interests in GLG. See Item 3.
Item 6. Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.
Voting Agreement
     Concurrent with the execution of the Purchase Agreement, the Reporting Persons and the other Voting Agreement Parties (the “controlling stockholders”) and the Company entered into the Voting Agreement in connection with the controlling stockholders’ control of the Company. A copy of the Voting Agreement is included as Annex F in the Company’s definitive proxy statement dated October 12, 2007 and is incorporated herein by reference. Following consummation of the Acquisition, the controlling stockholders control approximately 54.0% of the voting power of the outstanding shares of capital stock of the Company.
Voting Arrangement
     The controlling stockholders have agreed to vote all of the shares of Common Stock and Series A Preferred Stock and any other security of the Company beneficially owned by the controlling stockholders that entitles them to vote in the election of directors of the Company (the “Voting Stock”), in accordance with the agreement and direction of the parties holding the majority of the Voting Stock collectively held by all controlling stockholders (the “Voting Block”) with respect to each of the following events:
•	the nomination, designation or election of the members of the board of directors of the Company (or the board of any subsidiary) or their respective successors (or their replacements);

•	the removal, with or without cause, from the board of directors (or the board of any subsidiary) of any director; and

CUSIP No.	37929X 107	Page 12 of 19 Pages
•	any change in control of the Company.
     The controlling stockholders and the Company have agreed that so long as the controlling stockholders and their respective permitted transferees collectively beneficially own (1) more than 25% of the Voting Stock and at least one Principal is an employee, partner or member of the Company or any subsidiary of the Company or (2) more than 40% of the Voting Stock, the Company will not authorize, approve or ratify any of the following actions or any plan with respect thereto without the prior approval of the Principals who are then employed by the Company or any of its subsidiaries and who beneficially own more than 50% of the aggregate amount of Voting Stock held by all continuing Principals:
•	any incurrence of indebtedness, in one transaction or a series of related transactions, by the Company or any of its subsidiaries in excess of $570.0 million or, if a greater amount has been previously approved by the controlling stockholders and their respective permitted transferees, such greater amount;

•	any issuance by the Company of equity or equity-related securities that would represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 20% of the total voting power of the Company, other than (1) pursuant to transactions solely among the Company and its wholly-owned subsidiaries, and (2) upon conversion of convertible securities or upon exercise of warrants or options;

•	any commitment to invest or investment or series of related commitments to invest or investments in a person or group of related persons in an amount greater than $250.0 million;

•	the adoption of a shareholder rights plan;

•	any appointment of a Chief Executive Officer or Co-Chief Executive Officer of the Company; or

•	the termination of the employment of a Principal with the Company or any of its material subsidiaries without cause.
     The controlling stockholders and the Company have agreed, subject to the fiduciary duties of the directors of the Company, that so long as the controlling stockholders and their respective permitted transferee(s) beneficially own Voting Stock representing:
•	more than 50% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have six designees on the board of directors if the number of directors is ten or eleven, or five designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

•	between 40% and 50% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have five designees on the board of directors if the number of directors is ten or eleven, or four designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

CUSIP No.	37929X 107	Page 13 of 19 Pages
•	between 25% and 40% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have four designees on the board of directors if the number of directors is ten or eleven, or three designees on the board if the number of directors is nine or less and, in each case, assuming such nominees are elected;

•	between 10% and 25% of the total voting power of the Company, the Company will nominate individuals designated by the Voting Block such that the controlling stockholders will have two designees on the board of directors, assuming such nominees are elected; and

•	less than 10% of the total voting power of the Company, the Company will have no obligation to nominate any individual that is designated by the controlling stockholders.
     In the event that any designee for any reason ceases to serve as a member of the board of directors during his or her term of office, the resulting vacancy on the board will be filled by an individual designated by the controlling stockholders.
Transfer Restrictions
     No controlling stockholder may transfer Voting Stock except that transfers may be made to permitted transferees (as defined in the Voting Agreement) and in public markets as permitted by the Shareholders Agreement described below.
Drag-Along Rights
     The controlling stockholders have agreed that if (1) the Voting Block proposes to transfer all of the Voting Stock held by it to any person other than a Principal or a Trustee, (2) such transfer would result in a change in control of the Company, and (3) if such a transfer requires any approval under the Voting Agreement or under the Shareholders Agreement, such transfer has been approved in accordance with the Voting Agreement and the GLG shareholders agreement, then if requested by the Voting Block, each other controlling stockholder will be required to sell all of his or its Voting Stock.
Restrictions on Other Agreements
     The controlling stockholders have agreed not to enter into or agree to be bound by any other stockholder agreements or arrangements of any kind with any person with respect to any Voting Stock, including, without limitation, the deposit of any Voting Stock in a voting trust or forming, joining or in any way participating in or assisting in the formation of a group with respect to any Voting Stock, except to the extent contemplated by the Shareholders Agreement.
Transferees
     Any permitted transferee (other than a limited partner of Sage Summit LP and Lavender Heights Capital LP) of a controlling stockholder will be subject to the terms and

CUSIP No.	37929X 107	Page 14 of 19 Pages
conditions of the Voting Agreement as if such permitted transferee were a controlling stockholder. Each controlling stockholder has agreed (1) to cause its respective permitted transferees to agree in writing to be bound by the terms and conditions of the Voting Agreement and (2) that such controlling stockholder will remain directly liable for the performance by its respective permitted transferees of all obligations of such permitted transferees under the voting agreement.
GLG Shareholders Agreement
     Concurrent with the execution of the Purchase Agreement, the Company entered into a Shareholders Agreement with Berggruen Holdings North America Ltd. and Marlin Equities II, LLC (collectively, the “Sponsors”) and the equity holders of GLG (the “GLG Shareowners”). The agreement restricts the GLG Shareowners, certain additional entities (the “Green Transferees”), which may be made a party to the agreement following a sale of equity interests in GLG by Jonathan Green and the Green GLG Trust, and their permitted transferees (as described below) from the direct or indirect sale or transfer of their equity interests in the Company or its subsidiaries for periods of up to four years after completion of the Acquisition, in each case, on terms and conditions described below. In addition, the agreement provides registration rights for the GLG Shareowners, the Green Transferees and the sponsors. On August 16, 2007, Istithmar (PJSC) and Sal. Oppenheim jr. & Cie. S.C.A., in connection with the purchase of certain shares from Mr. Green and the Green GLG Trust, entered into an agreement to be bound by the Shareholders Agreement as Green Transferees. A copy of the Shareholders Agreement is included as Annex D in the Company’s definitive proxy statement dated October 12, 2007 and is incorporated herein by reference.
Transfer Restrictions
     All the GLG Shareowners, the Green Transferees and their permitted transferees will be prohibited from selling or transferring any of their equity interests in the Company or its subsidiaries for one year after the closing of the Acquisition, except to family members, family trusts, family-owned entities and charitable institutions, which are referred to as “permitted transferees”. Thereafter, the GLG Shareowners, the Green Transferees and their permitted transferees will be subject to the following restrictions on sale or transfer:
     Principals, Trustees and Key Personnel.  Sage Summit LP and Lavender Heights Capital LP (on behalf of the key personnel participating in the equity participation plan), the Principals, the Trustees and each of their permitted transferees may each sell or transfer up to 10% of his or its original allocation of the Common Stock (plus the unused amounts of the 10% cap from prior years, if any) each year during the three years beginning on the first anniversary of the closing of the Acquisition. After the fourth anniversary of the closing, sales or transfers of the Common Stock by these shareholders will be unrestricted. Any Common Stock received by a Principal or Trustee pursuant to the forfeiture provisions of the Agreement Among Principals and Trustees (described below) will be subject to the same transfer restrictions, except that a portion of forfeited the Common Stock received by a Principal or Trustee may be sold to pay for any tax costs associated with the receipt of the forfeited Common Stock. Each Principal and Trustee will be entitled to registration of shares sold to pay for such tax

CUSIP No.	37929X 107	Page 15 of 19 Pages
costs, and such registrations will not count against the number of demands for registration such Principal or Trustee is allowed to make under the Shareholders Agreement (as described below).
     Green, Green Trust and Green Transferees.  Each of the trustee of the Green GLG Trust, Mr. Green and the Green Transferees may sell or transfer up to 50% of his or its original allocation of the Common Stock during the year beginning on the first anniversary of the closing of the Acquisition. Thereafter, sales or transfers of the Common Stock by these GLG Shareowners will be unrestricted.
     Lehman.  Lehman (Cayman Islands) Ltd may sell or transfer up to 25% of its original allocation of the Common Stock during the year beginning on the first anniversary of the closing of the Acquisition and up to 50% of its original allocation of the Common Stock (plus the unused amount of the 25% cap from the prior year, if any) during the year beginning on the second anniversary of the closing of the Acquisition. Thereafter, sales or transfers of the Common Stock by Lehman will be unrestricted.
     All of the foregoing transfer restrictions may be waived by the affirmative vote of two-thirds of the members of the board of directors of the Company.
Registration Rights
     Each of the GLG Shareowners, the Green Transferees and the Sponsors will have certain registration rights with respect to their the Common Stock (or securities convertible into, exchangeable for or exercisable for shares of the Common Stock (other than the Exchangeable Shares)) (“registrable securities”) under the Shareholders Agreement as described below. These registration rights terminate as to each GLG Shareowner as soon as all registrable securities held by that shareholder become freely tradeable by the GLG Shareowner pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).
     Demand Registration Rights.  Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 5% or more of the Company’s total voting securities may demand registration of its registrable securities under the Securities Act at any time after the first anniversary of the closing of the Acquisition.
     For purposes of the Shareholders Agreement, the total voting securities of the Company will be the number of our issued and outstanding voting securities immediately following the closing of the Acquisition, and the number of voting securities held by a GLG Shareowner, a Green Transferee or the Sponsors will include only those securities owned by such GLG Shareowner immediately following the closing of the Acquisition that are voting securities of the Company (or convertible into, exchangeable for or exercisable for voting securities of the Company), but will exclude securities sold by such GLG Shareowner prior to the date of the demand for registration.

CUSIP No.	37929X 107	Page 16 of 19 Pages
     Each of the GLG Shareowners, the Green Transferees and the Sponsors that is eligible to demand registration may demand a total of two demand registrations. The Company must use commercially reasonable efforts to effect such registration as soon as practicable. However, it may postpone such registration to prevent the disclosure of material, non-public information that it needs to keep confidential and to give effect to timing issues related to prior registrations. The Company may also cut back the number of shares covered by a demand registration statement if an underwriter or investment bank advises the Company that inclusion of all securities in the registration statement would adversely affect marketability of the securities sought to be sold.
     Piggyback Registration Rights.  Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 1% or more of the Company’s total voting securities will have “piggyback” registration rights that allow the shareholder to include its registrable securities in any public offering of the Company’s equity securities initiated by the Company whenever the Company proposes to register any of its equity securities under the Securities Act (except for registrations on Form S-8 or Form S-4), either for its own account or for the account of others, and when a demand registration is made (as described above). The calculation of the percentage ownership of equity securities of the Company held by an eligible shareholder and the cut-back provisions in connection with a piggyback registration are the same as for a demand registration described above.
     Shelf Registration Rights.  Any of the GLG Shareowners, the Green Transferees or the Sponsors who, together with permitted transferees, holds 10% or more of the Company’s total voting securities may demand a shelf registration of its registrable securities on Form S-3 under the Securities Act at any time after the Company is eligible to file a shelf registration statement on Form S-3. The calculation of the percentage ownership of equity securities of the Company held by an eligible shareholder in connection with a shelf registration is the same as for a demand registration described above.
     Lehman (Cayman Islands) Ltd (if it is an affiliate of the Company) and each Principal and Trustee may demand such number of shelf registrations as is necessary to sell all of its or his registrable securities. The Company must use commercially reasonable efforts to keep the shelf registration effective for two years or until all the shareholders’ securities registered thereunder have been sold, whichever is earlier. The Company has the right to suspend the shelf registration to prevent the disclosure of material, non-public information which it needs to keep confidential.

CUSIP No.	37929X 107	Page 17 of 19 Pages
Joint Filing Agreement
     The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 6 hereto, as required by Rule 13d-1(k) under the Exchange Act.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Voting Agreement dated as of June 22, 2007 among the Reporting Persons, the other Voting Agreement Parties and the Company included as Annex F in the Company’s definitive proxy statement dated October 12, 2007, is incorporated herein by reference.

Exhibit 2.	GLG Shareholders Agreement dated as of June 22, 2007 among the GLG Shareowners and the Company included as Annex D in the Company’s definitive proxy statement dated October 12, 2007, is incorporated herein by reference.

Exhibit 3.	Schedule 13D filed by Noam Gottesman on November 13, 2007 is incorporated herein by reference.

Exhibit 4	Schedule 13D filed by Pierre Lagrange on November 13, 2007 is incorporated herein by reference.

Exhibit 5	Schedule 13D filed by Emmanuel Roman on November 13, 2007 is incorporated herein by reference.

CUSIP No.	37929X 107	Page 18 of 19 Pages

Exhibit 6.	Joint Filing Agreement Pursuant to Rule 13d-1(k).

CUSIP No.	37929X 107	Page 19 of 19 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007	SAGE SUMMIT LP
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

SAGE SUMMIT LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

MOUNT GRANITE LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

LAVENDER HEIGHTS CAPITAL LP
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

MOUNT GARNET LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

Schedule A
General Partners, Executive Officers and Directors of the Reporting Persons.
     The following table sets forth the name, business address, present principal occupation or employment (and address of such organization), beneficial ownership of securities, place of organization and nationality of each general partner, executive officers and directors of the Reporting Persons.

	Present Principal Occupation or	Beneficial	Percentage of
Name	Employment	Ownership	Class
Sage Summit LP (United Kingdom)	c/o GLG Partners, Inc.	15,229,500	5.1%
390 Park Avenue, 20th Floor,
New York, New York 10022.
Sage Summit Limited (British Virgin Islands)	General Partner of Sage Summit LP c/o GLG Partners, Inc.,	15,229,500	5.1%
390 Park Avenue, 20th Floor,
New York, New York 10022
Leslie J. Schreyer	Attorney at Chadbourne & Parke LLP	See item 5 of	See item 5 of
(Director)	30 Rockefeller Plaza	Schedule 13D filed	Schedule 13D filed
	New York, NY 10112	as exhibit 3	as exhibit 3
	Advisor to GLG Partners, Inc.	In addition, Mr. Schreyer owns 576,923 shares	In addition, Mr. Schreyer owns
	c/o GLG Partners, Inc.,	personally	shares personally
	390 Park Avenue,		which represent
	20th Floor,		0.2% of Common
	New York, New York 10022.		Stock
Jeffrey A. Robins (Director)	Attorney at Chadbourne & Parke LLP 30 Rockefeller Plaza, New York, NY 10112.	See item 5 of Schedule 13D filed as exhibit 5	See item 5 of Schedule 13D filed as exhibit 5
Nigel Bentley (Director) [United Kingdom citizen]	Director at G&S Trustees Limited Rathbone House 15 Esplanade St. Helier JE1 1RB, Jersey, Channel Islands	See item 5 of Schedule 13D filed as exhibit 4	See item 5 of Schedule 13D filed as exhibit 4

	Present Principal Occupation or	Beneficial	Percentage of
Name	Employment	Ownership	Class
Anthony Roncalli	Attorney at Chadbourne & Parke LLP	0	0
(Secretary)	30 Rockefeller Plaza, New
York, NY 10112.
Alejandro R. San	General Counsel and Corporate	253,631	0.0%
Miguel (Assistant	Secretary, GLG Partners, Inc.,
Secretary)	390 Park Avenue, 20th Floor,
New York, New York 10022.
Laura Friedrich	Attorney at Chadbourne & Parke LLP	0	0
(Assistant	30 Rockefeller Plaza,
Secretary)	New York, NY 10112.
Mount Granite	c/o GLG Partners, Inc.,	15,229,500	5.1%
Limited (British	390 Park Avenue, 20th Floor,
Virgin Islands)	New York, New York 10022.
Noam Gottesman	Co-CEO and Chairman, GLG Partners, Inc.,	See item 5 of	See item 5 of
(Director)	390 Park Avenue,	Schedule 13D filed	Schedule 13D filed
	20th Floor,	as exhibit 3	as exhibit 3
New York, New York 10022.
Pierre Lagrange	Managing Director, GLG Partners LP,	See item 5 of	See item 5 of
(Director) Belgian	1 Curzon Street,	Schedule 13D filed	Schedule 13D filed
citizen	London, W1J 5HB.	as exhibit 4	as exhibit 4
Emmanuel Roman	Co-CEO GLG Partners, Inc.,	See item 5 of	See item 5 of
(Director) French	390 Park Avenue, 20th Floor,	Schedule 13D filed	Schedule 13D filed
citizen	New York, New York 10022.	as exhibit 5	as exhibit 5
Lavender Heights	c/o GLG Partners, Inc.,	10,153,000	3.4%
Capital LP	390 Park Avenue, 20th Floor,
(Delaware)	New York, New York 10022.
Mount Garnet Limited (British Virgin Islands)	General Partner of Lavender Heights Capital LP.	10,153,000	3.4%
c/o GLG Partners, Inc.,
390 Park Avenue, 20th Floor,
New York, New York 10022.

	Present Principal Occupation or	Beneficial	Percentage of
Name	Employment	Ownership	Class
Leslie J. Schreyer	Attorney at Chadbourne & Parke LLP	See item 5 of	See item 5 of
(Director,	30 Rockefeller Plaza,	Schedule 13D filed	Schedule 13D filed
Assistant Secretary)	New York, NY 10112.	as exhibit 3	as exhibit 3
	Advisor to GLG Partners, Inc. c/o GLG Partners, Inc., 390 Park Avenue, 20th Floor,	In addition, Mr. Schreyer owns 576,923 shares personally	In addition Mr. Schreyer owns shares personally which represent 0.2% of Common Stock
New York, New York 10022.
Alejandro R. San	General Counsel, GLG Partners, Inc.,	253,631	0.0%
Miguel (Director,	390 Park Avenue, 20th Floor,
Secretary)	New York, New York 10022.